Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

1 June 2017

PRIMA BIOMED ANNOUNCES FORMATION

OF CLINICAL ADVISORY BOARD

•	New Clinical Advisory Board comprises team of internationally renowned clinicians
•	Provides strategic advice for clinical development of lead drug candidate IMP321 in AIPAC metastatic breast cancer trial

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced the formation of a Clinical Advisory Board (CAB) to serve as a strategic resource to the company as it continues to advance the clinical development program and commercialisation path for its lead drug candidate IMP321 for cancer patients worldwide.

The CAB will advise Prima on the regulatory and clinical development strategy for its Active Immunotherapy PAClitaxel (AIPAC) clinical trial, which is investigating the safety and efficacy of IMP321 active immunotherapy in combination with paclitaxel chemotherapy in patients with hormone receptor-positive metastatic breast cancer.

Dr. Frédéric Triebel, Chief Scientific Officer & Chief Medical Officer of Prima, said: “Securing such a distinguished group of medical professionals is a testament to the growing level of support for immuno-oncology product candidates. While the initial focus of the board will be on developing IMP321 in metastatic breast cancer worldwide, it will also advise us on our other clinical and pre-clinical programs.”

The newly formed board will be chaired by Pr. Martine Piccart, who will be joined by Doctor Luc Dirix, Professor David Cameron, Doctor Samson Fung, and Professor Salah-Eddin Al-Batran.

Professor Martine J. Piccart is professor of oncology at the Université Libre de Bruxelles (ULB) and Head of the medicine department at the Institute Jules Bordet, in Brussels, Belgium. With a primary interest in breast cancer (BC) and drug development, Prof. Piccart is a leader in international research collaboration and is the co-principal investigator of several large clinical trials, including HERA, MINDACT, and ALTTO. She is co-founder and chair of the Breast International Group (BIG) which unites more than 50 BC research groups around the world. Prof. Piccart is the immediate past president of the European CanCer Organisation (ECCO, 2014-2015). She has also held presidencies of the European Organisation for the Research and Treatment of Cancer (EORTC) and the European Society for Medical Oncology (ESMO), and has served on the American Society of Clinical Oncology Board (ASCO). She joined the Board of Directors of the AACR in 2017.

Doctor Luc Dirix is Head of Medical Oncology at the Oncology Center at AZ Sint-Augustinus Hospital in Antwerp, Belgium. He is a member of the American Society for Cancer Research, the European Society of Medical Oncology and the European Organization for Research and Treatment of Cancer. He is past-chairman and current Board member of the Belgian Society of Medical Oncology.

Professor David Cameron is the Clinical Director and Chair of Oncology at The University of Edinburgh Cancer Research Centre in the UK. He is a member of the American Society of Clinical Oncology & the European Society for Medical Oncology, and is active in a number of clinical trials in breast cancer in the UK and other countries.

Doctor Samson Fung of Fung Consulting in Germany, provides strategic and operational assistance to pharmaceutical and biotech companies including Novartis and Bristol-Myers-Squibb. Dr. Fung is the CEO & Managing Director of Volvox Therapeutics and a member of the American Society of Clinical Oncology, the American Society of Clinical Haematology & the German Society of Pharmaceutical Medicine.

Professor Salah-Eddin Al-Batran is the Medical Director at the Institute of Clinical Cancer Research in Frankfurt, Germany. As a haematologist and oncologist, Prof. Al-Batran is on the Board of the University Cancer Centre in Frankfurt, and Task Force director for Phase I/II Trials. He is a member of the German Society of Clinical Oncology, the American Society of Clinical Oncology, and the European Organisation for Research and Treatment of Cancer.

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com